EXHIBIT 12
Ratio of Earnings to Fixed Charges

	2009	2008	2007	2006	2005
Ratio of earnings to fixed charges:
Ratio	2.34	2.06	2.34	1.60	1.51

Income from continuing operations	$125,207	$107,048	$130,368	$51,107	$31,796
Interest	93,630	101,045	97,639	85,541	62,625

“Earnings”	$218,837	$208,093	$228,007	$136,648	$94,421

Interest	$93,630	$101,045	$97,639	$85,541	$62,625
Capitalized interest	—	—	—	—	—

“Fixed charges”	$93,630	$101,045	$97,639	$85,541	$62,625

Ratio of earnings to combined fixed charges and preferred stock dividends:
Ratio	2.21	1.91	2.05	1.36	1.21

Income from continuing operations	$125,207	$107,048	$130,368	$51,107	$31,796
Interest	93,630	101,045	97,639	85,541	62,625

“Earnings”	$218,837	$208,093	$228,007	$136,648	$94,421

Interest	$93,630	$101,045	$97,639	$85,541	$62,625
Capitalized interest	—	—	—	—	—
Preferred dividends	5,350	7,637	13,434	15,163	15,622

“Combined fixed charges and preferred stock dividends”	$98,980	$108,682	$111,073	$100,704	$78,247